CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2064/08/LTR

[redacted]

16 December 2008

09045269

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 10 December 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Directorate*).

Yours faithfully

PROCESSED
FEB 10 2009
THOMSON REUTERS

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

K:\EL-Team\EL Team Folder\Ltr 2008\ADR\2064-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Dec-2008 12:41:49
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Directorate
Description	Please see attached the subject Announcement released by Millennium & Copthorne Hotels plc on 9 December 2008.
Attachments	MnCDirectorate091208.pdf Total size = **13K** (2048K size limit recommended)

For Immediate Release **9 December 2008**

MILLENNIUM & COPTHORNE HOTELS PLC

Directorate

On 6 November 2008, Millennium & Copthorne Hotels plc ("M&C or the Company") announced that John Arnett was to step down from the board in December 2008.

In accordance with LR 9.6.12, the board confirms that this resignation will take effect from 12 December 2008.

Enquiries:

Millennium & Copthorne Hotels plc **Tel: +44 (0) 20 7872 2444**
A J Bushnell, Company Secretary

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Anderson, Charles Ryland/Rebecca Skye Dietrich

END